UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AdTheorent Holding Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00739D 109

(CUSIP Number)

James Lawson

Chief Executive Officer

330 Hudson Street, 13th Floor

New York, New York 10013

(800) 804-1359

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00739D 109	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G. Growth – AdTheorent, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00739D 109	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H.I.G.-GPII, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 00739D 109	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sami Mnaymneh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00739D 109	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Tamer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 34,064,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 34,064,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,064,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00739D 109	13D	Page 6 of 9 Pages

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2022 (the “Original Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of AdTheorent Holding Company, Inc., a Delaware corporation (the “Issuer”) held by H.I.G. Growth – AdTheorent, LLC (“H.I.G. AdTheorent”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

The information set forth in Items 1, 2 and 3 of the Original Schedule 13D are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

H.I.G. AdTheorent

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 37.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

H.I.G.-GPII, Inc.

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 37.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

The above percentages are based on 90,904,308 shares of the Issuer’s Common Stock issued and outstanding as reported in the Issuer’s Form 10-K filed with the SEC on March 12, 2024.

Sami Mnaymneh

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 37.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

The above percentage is based on 90,904,308 shares of the Issuer’s Common Stock issued and outstanding as reported in the Issuer’s Form 10-K filed with the SEC on March 12, 2024. Sami Mnaymneh may be deemed to share voting and investment power with regard to the shares held directly by H.I.G. AdTheorent as a director of H.I.G.-GPII, Inc., but disclaims beneficial ownership in the shares held by H.I.G. AdTheorent, except to the extent of any pecuniary interest in such securities.

Anthony Tamer

(a) – (b)

•	Amount beneficially owned: 34,064,174

•	Percent of Class: 37.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 34,064,174

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 34,064,174

The above percentages are based on 90,904,308 shares of the Issuer’s Common Stock issued and outstanding as reported in the Issuer’s Form 10-K filed with the SEC on March 12, 2024. Anthony Tamer may be deemed to share voting and investment power with regard to the shares held directly by H.I.G. AdTheorent as a director of H.I.G.-GPII, Inc., but disclaims beneficial ownership in the shares held by H.I.G. AdTheorent, except to the extent of any pecuniary interest in such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

On April 1, 2024, the Issuer, AdTheorent Holding Company, Inc., a Delaware corporation (the “Issuer”), Cadent, LLC, a Delaware limited liability company (“Parent”), Award Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Novacap Cadent Acquisition Company, Inc. and Novacap Cadent Holdings, Inc. entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, the Reporting Persons will cease to beneficially own shares of the Issuer, the Issuer will become a privately held company, the Stockholders Agreement will terminate, and the directors nominated by H.I.G. AdTheorent to the Board will resign from the Board at the effective time of the Merger.

Voting and Support Agreement

On April 1, 2024, in connection with the execution of the Merger Agreement, Issuer, H.I.G. AdTheorent, Merger Sub and Parent entered into a voting and support agreement (the “Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, H.I.G. AdTheorent has agreed to vote in favor of (i) the adoption of the Merger Agreement and (ii) the approval of any proposal to adjourn or postpone to a later date the meeting of the Issuer’s stockholders to adopt the Merger Agreement (the “Stockholders’ Meeting”) if there are not sufficient votes to adopt the Merger Agreement. In addition, H.I.G. AdTheorent has agreed to vote against (i) any action or proposal in favor of an alternative acquisition proposal from a third party, (ii) any action or proposal that could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of H.I.G. AdTheorent under the Voting and Support Agreement, and (iii) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Issuer’s or Merger Sub’s conditions to closing under the Merger Agreement or change in any manner the voting rights of any shares of the Company.

While the Voting and Support Agreement is in effect, certain transfers of shares of Common Stock by H.I.G. AdTheorent are restricted.

Pursuant to the Voting and Support Agreement, in connection with the execution the Merger Agreement, immediately prior to, and conditioned upon the Effective Time of the Merger Agreement (as defined in the Merger Agreement), H.I.G. AdTheorent agreed to forfeit 1,167,308 shares of Common Stock to the Issuer for cancellation (the “Forfeiture”). The Issuer and H.I.G. AdTheorent agreed that the Forfeiture shall be treated as a nontaxable contribution to the capital of the Issuer by H.I.G. AdTheorent, and neither H.I.G. AdTheorent nor the Issuer shall take any position inconsistent with such treatment unless otherwise required under the Internal Revenue Code of 1986, as amended.

Subject to the exceptions set forth in the Voting and Support Agreement, the obligations of H.I.G. AdTheorent under the Voting and Support Agreement terminate on the earliest of (i) the valid termination of the Merger Agreement pursuant to Article 8 thereof, (ii) the Effective Time of the Merger Agreement (as defined in the Merger Agreement), and (iii) the termination of the Voting and Support Agreement by mutual written consent of the parties thereto. Notwithstanding anything to the contrary, in the event the Issuer’s board of directors validly makes an Adverse Recommendation Change (as defined in the Merger Agreement), the Voting and Support Agreement will not be terminated, but the number of shares of Company Common Stock to which the support obligations apply under the Voting and Support Agreement will be reduced to 35% of the outstanding shares of Common Stock.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 —	Voting and Support Agreement, dated as of April 1, 2024, by and among Issuer, Parent, Merger Sub and H.I.G. AdTheorent.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024

H.I.G. Growth – AdTheorent, LLC

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

H.I.G.-GPII, Inc.

By:	/s/ Richard Siegel
Name:	Richard Siegel
Title:	Authorized Signatory

By:	/s/ Sami Mnaymneh
Name:	Sami Mnaymneh

By:	/s/ Anthony Tamer
Name:	Anthony Tamer